U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File No.: 001-04192

(Translation of Registrant's name into English)

Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date:	April 30, 2021

NEWS RELEASE
Scully Royalty Ltd. 1 (844) 331 3343 info@scullyroyalty.com

SCULLY ROYALTY LTD. PROVIDES CORPORATE UPDATE AND ANNOUNCES ACTIONS

SEEKING TO MAXIMIZE SHAREHOLDER VALUE

HONG KONG (April 30, 2021) Scully Royalty Ltd. (the “Company”) (NYSE: SRL) is pleased to announce that it has filed its annual report on form 20-F with the Securities and Exchange Commission, and also provides the following corporate updates:

UPDATE ON THE SCULLY MINE

The most valuable asset that the Company owns is its net revenues royalty interest in the Scully iron ore mine located in the Province of Newfoundland and Labrador, Canada. The royalty rate under this interest is 7.0% on iron ore shipped from the mine and 4.2% on iron ore shipped from tailings and other disposed materials, with a minimum payment of C$3.25 million per annum.

In 2017, a new operator acquired the Scully mine and has disclosed that it has since achieved a number of milestones, including completing a US$276 million financing and commencing operations at the mine in 2019. The Scully mine has a capacity of 6 million tonnes per annum and produces a premium iron ore product, with Fe content in excess of 65%.

Iron ore is primarily used to make steel, which is considered to be a critical commodity for global economic development. As such, the demand and consequently the pricing of iron ore are largely dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical in nature and is influenced by, among other things, the level of global economic activity.

The operator of the mine has disclosed the Scully iron ore mine produces a high-grade ore in excess of 65% iron content that also has other favorable characteristics, such as relatively low contaminant ratios. Globally, steelmakers value high grade iron ore with low contaminants (such as silica, alumina, and phosphorus) because they improve environmental and financial performance through more efficient raw material utilization, higher plant yields, and lower emissions. Therefore, it is common and generally expected for 65% Fe iron ore, including the Scully iron ore mine's product, to sell at a premium to 62% Fe iron ore. In 2020, the Platts 65% Fe index price was at an approximately 12% (US$13) premium to the Platts 62% Fe Index price.

The Scully Iron Ore Mine

We are encouraged by the development of iron ore pricing and the production ramp up of the mine to date. The following is a three-year price chart of 62% iron ore.

Global Price of Iron Ore
US$ per metric ton
180
160
140
120
100
80
60
40
20
0
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Source: Federal Reserve Bank of St. Louis Economic Database; International Monetary Fund

The following table sets forth total iron ore products shipped (which include pellets, chips and concentrates by the Scully mine operator in 2019 and 2020:

	H1	H2	Full Year
(in thousands of tonnes)
2019	-	954,579	954,579
2020	1,459,162	1,539,492	2,998,654

CASH DIVIDEND POLICY

As a result of the positive developments at the Scully iron ore mine, going forward, the Company has determined to focus its efforts on enhancing shareholder value and maximizing earnings and dividends to its shareholders based upon its iron ore royalty interest. Aligned with this focus, the Company is pleased to announce that its board of directors has taken the first step by approving a policy for future cash dividends.

While no dividends have been declared or determined to date,the dividend policy is intended to maximize potential future dividends payable to holders of common shares after consideration of the Company’s financial position, operating results, ongoing working capital requirements and other factors.

Any cash dividend payment will be made in accordance with regulatory requirements after the approval of our Board of Directors. Subject to board approval and dependent on the Company’s results, financial position and other factors the Company currently expects that the first dividend payment under its Cash Dividend Policy to be made in the second half of 2021.

STOCK DIVIDENDS AND LIQUIDITY OF OUR COMMON SHARES

It has been and remains our goal and initiative to structure the group in a way that substantially eliminates the discount between the market price of our common shares and our stated net book value per share. For example, we believe that the value of our royalty interest in the Scully iron ore mine is not properly reflected in the price of our common shares. We believe that one of the reasons for this discrepancy is our complex group structure and diverse portfolio of assets with different economics, capital requirements, and growth prospects. One of the major obstacles for achieving this goal is the very limited liquidity in our common shares. This trading profile restricts many investors from acquiring shareholdings, as the illiquidity of our stock does not qualify us for institutional ownership.

C$ '000s, except share and per share amounts	12/31/20
Current assets	129,211
Non-current assets	379,914
Current liabilities	16,137
Non-current liabilities	124,264
Shareholders' equity	361,544

Shares outstanding ('000s)	12,555
Book value per share (C$)	28.80
Book value per share (US$)	22.62
Market price per share (US$; 04/27/21 closing price)	9.35
Price / Book	41.34%

To help address this issue of illiquidity with our common shares, our Board of Directors has approved two stock dividends which will increase the number of shares outstanding without diluting any individual shareholder position. The goal of these stock dividends is to improve shareholder value and liquidity and make our common shares more accessible to a broader base of investors. The details of the tax free stock dividends are:

-	a 9% stock dividend will be distributed on May 31, 2021, to shareholders of record as at May 14, 2021, where such holders will receive 9 common shares for every 100 common share held on the record date; and

-	an 8% stock dividend will be distributed on November 30, 2021, to shareholders of record as at November 15, 2021, where such holders will receive 8 common shares for every 100 common share held on the record date.

The above stock dividends are subject to receipt of any requisite stock exchange approvals.

DISCONTINUED OPERATIONS

To support the Company’s core focus, the other two of our operating segments – Industrial and Merchant Banking will be classified as discontinued operations in our 2021 financial statements.

As a result of the discontinued operations accounting, beginning with our 2021 half-year financial results, our balance sheet will present the assets and liabilities of Industrial and Merchant Banking as assets held for sale, and liabilities associated with assets held for sale, respectively. Management is committed to a plan to rationalize these interests. As a result, all financial results of these two segments will be consolidated into one line on our income statement, being “Income (loss) from discontinued operations”. This will result in our financial statements to be materially focused on our core royalty asset going forward.

December 31, 2020 (C$ '000s, except share and per share amounts)	Royalty	Industrial	Merchant Banking	All Other	Consolidated SRL
Assets	226,645	153,240	107,440	21,800	509,125
Liabilities and non-controlling interests	53,519	43,418	49,844	800	147,581
Equity	173,126	109,822	57,596	21,000	361,544

Revenue from external customers	31,360	17,666	10,406	0	59,432
Income (loss) before income taxes	25,293	(1,229)	832	(13,717)	11,179

Equity per Share (C$)	13.79	8.75	4.59	1.67	28.80
Shares Outstanding (in '000s)	12,555	12,555	12,555	12,555	12,555

Our discontinued operations have not produced returns commensurate to that of our royalty interest, and our board of directors believes that these actions provide compelling benefits to our shareholders and to all aspects and business segments of the Company. It simplifies the Company’s corporate structure by separating its non-strategic assets and allows the independent business lines to focus on pursuing and operating their respective businesses.

Industrial

Our Industrial segment includes multiple projects in resources and services around the globe. It seeks opportunities to benefit from long-term industrial and services assets, with a focus on East Asia. This segment makes proprietary investments as part of its overall activities and we seek to realize gains on such investments over time. These investments can take many forms and can include acquiring entire businesses or portions thereof, investing in equity or investing in existing indebtedness (secured and unsecured) of businesses or in new equity or debt issues. These activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction. This segment also holds various production and processing assets, including production and processing assets.

The book value of our Industrial segment was C$109.8 million, or C$8.75 per share, as at December 31, 2020.

Merchant Banking

Our Merchant Banking segment comprises regulated merchant banking with a focus on Europe and the Americas. We own Merkanti Bank Limited, a licensed bank in Europe, which does not engage in general retail, commercial banking or any universal banking operations, but provides specialty banking services, focused on merchant banking, to our customers, suppliers and group members. In addition, we hold an interest in certain industrial real estate in Europe.

The book value of our Merchant Banking segment was C$57.6 million, or C$4.59 per share as at December 31, 2020.

DISPUTE WITH EUROPEAN BANK

As previously disclosed, in the second half of 2019, a European Bank made an application in the Cayman Islands on an ex parte basis (without any prior notice to, or participation by the Company), and was ultimately granted a temporary order which, among other things, restricts the Company from selling or disposing of certain shares in subsidiaries and other assets, without certain conditions or approvals being met.

This order is not a monetary judgement. The Company has appealed this order and currently expects the appeal may be heard in the second half of 2021.

The underlying dispute between the Company and the European Bank, which focuses its business in the CEE countries (including the Balkans and Russia), is related to an alleged guarantee of the former parent of the Group in the amount of approximately EUR 43 million. The Company disputes the validity of, and any liability under, this alleged guarantee and has received legal opinions that the alleged guarantee is invalid. The Company also has filed a counterclaim against the European Bank in excess of their claims. It is difficult to predict how long this matter will take to get to trial, though we believe it is unlikely that this dispute will be resolved in the near future.

This order has no implications on our ongoing daily businesses and our dividend policy and we do not currently expect that this dispute will ultimately result in a material impact on our financial results.

MANAGEMENT APPOINTMENTS

We are pleased to announce that our board of directors has appointed Samuel Morrow as our President and Chief Executive Officer and as a director of the Company. Mr. Morrow replaces Michael Smith as President and CEO, who will be continuing with the Company as Executive Chairman going forward.

Mr. Morrow is a Chartered Financial Analyst and has been our Deputy Chief Executive Officer and Chief Financial Officer since June 2017. Prior to this, he worked in various functions for the Scully Group and its subsidiaries. Prior to joining the Scully Group, Mr. Morrow was Vice President of Tanaka Capital Management and Treasurer, Chief Financial Officer and Chief Operating Officer of the Tanaka Growth Fund. Mr. Morrow is a graduate of St. Lawrence University in New York State.

EQUITY INCENTIVE PLAN

The Company’s 2017 Equity Incentive Plan promotes the creation of shareholder value by attracting and retaining key employees and directors, encouraging them to focus on the critical long-term objectives of the Company and aligning their interests with shareholders through increased share ownership. As at December 31, 2020, 426,000 option awards were outstanding and 129,403 future awards were available under the 2017 Equity Incentive Plan.

The Company’s Board of Directors and Compensation Committee have approved an amendment to the 2017 Equity Incentive Plan to increase the total number of shares available for issuance by 1,326,591 shares. Our shareholders will be asked to approve these amendments at our annual meeting in 2021. Our Compensation Committee and board of directors also approved grants of stock options entitling the holders thereof to acquire up to 1,307,000 Common Shares of the Company, which options will have a term of 10 years, be granted effective on the second business day after the date of our Annual Report on Form 20-F for the year ended December 31, 2020 and have an exercise price equal to the closing price of our Common Shares on such date. Vesting of these Awards is subject to ratification of the amendments to the Incentive Plan at the next annual meeting of our shareholders in 2021.

MANAGEMENT COMMENTARY

Michael Smith, Executive Chairman of the Company, commented, “We are very pleased about the actions and appointment announced today, which we believe will best position the Company to maximize value for our shareholders as we move forward.”

STAKEHOLDER COMMUNICATIONS

Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders. Further:

-	stakeholders are encouraged to read our entire annual report on form 20-F, which includes our audited financial statements and management’s discussion and analysis, for the fiscal year ended December 31, 2020, for a greater understanding of our business and operations; and

-	direct any questions regarding the information in this report to our North American toll-free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with our senior management.

Disclaimer for Forward-Looking Statements

This news release contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature, including, without limitation, statements regarding the Company's business plans, future business prospects, future dividend practices, expectations regarding the timing and outcomes of litigation proceedings and the plans of the operator underlying its royalty interest and any statements regarding beliefs, expectations or intentions regarding the future. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects", "is expected", "estimates", "intends", "anticipates", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance and achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things:(i) economic and market conditions; (ii) future dividends, if any, are dependent on the Company's financial position and other factors and the Company may fail to declare dividends in the future or at all; (iii)any failure by the operator of the mine underlying the Company’s interest to complete its plans as disclosed by it or at all; (iv) risks and uncertainties involving litigation; and (v) other risks set forth in our public disclosure, and other risks beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Additional information about these and other assumptions are set forth in our Annual Report on Form 20-F for the year ended December 31, 2020, our report for the six months ended June 30, 2020 and our other filings with the U.S. Securities and Exchange Commission.